Exhibit 99

February 3, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

We wish to inform you that HDFC Bank Limited (the “Bank”) has executed documentation on February 02, 2024 for subscribing to 3,50,00,000 equity shares of face value of Rs. 10 each fully paid up, to be issued and allotted by RMBS Development Company Limited (“RDCL” or “Company”) for a consideration of Rs. 10 per equity share aggregating to Rs. 35 crores (Rupees Thirty Five Crores only). As part of the transaction, the Bank will become one of the initial subscribers to the Memorandum and Articles of Association of RDCL by subscribing to 3,500 equity shares of face value Rs. 10 each fully paid up for a consideration of Rs. 10 per equity share aggregating to Rs. 35,000 (Rupees Thirty Five Thousand only).

Pursuant to Regulation 30 of the SEBI Listing Regulations, we wish to provide the following disclosures with respect to the above:

a.	Name of the target entity, details in brief as size, turnover etc.	RMBS Development Company Limited (“RDCL”) The Company is proposed to be incorporated subject to the approval of the Registrar of Companies, Mumbai, Maharashtra.
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	This transaction does not constitute a related party transaction. The Bank and/or its subsidiaries in the ordinary course of business may have any business dealings with RDCL at an arm’s length.
c.	Industry to which the entity being acquired belongs	The primary objective of RDCL, amongst others, is to promote and develop the residential-mortgage-backed-security (“RMBS”) market by investing in RMBS, facilitating investment/ issuance/ trade of RMBS, extend credit enhancement (including second loss credit enhancement) for RMBS transactions, provide liquidity support in the secondary market for RMBS transactions.
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Equity ownership of an entity which intends to promote and develop the RMBS market in India.
e.	Brief details of any governmental or regulatory approvals required for the acquisition	Since the acquisition of shareholding is below 10%, regulatory approval is not required.

f.	Indicative time period for completion of the acquisition	By end of March 2024
g.	Nature of consideration – whether cash consideration or share swap and details of the same	Total cash consideration of Rs. 35,00,00,000 (Rupees Thirty Five Crores only).
h.	Cost of acquisition or the price at which the shares are acquired	Rs. 10 per equity share of RDCL.
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post investment, Bank will hold 7.00% of the equity share capital of RDCL, by way of subscription to 3,50,00,000 equity shares of face value of Rs. 10 each fully paid up.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Date of incorporation: The Company is proposed to be incorporated subject to the approval of the Registrar of Companies, Mumbai, Maharashtra

The primary objective of RDCL, amongst others, is to promote and develop the RMBS market by investing in RMBS, facilitating investment/ issuance/ trade of RMBS, extend credit enhancement (including second loss credit enhancement) for RMBS transactions, provide liquidity support in the secondary market for RMBS transactions.

History of last 3 years’ turnover : Not applicable

Country of presence: India.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary